Exhibit A

Mr. Bedell also directly owns employee stock options to purchase shares of

Class A Common Stock as follows:

Option to purchase 50,000 shares with (i) exercise price of $20.69 per share,

(ii) vesting in five equal annual installments beginning on 02/08/2004 and

(iii) expiration on 02/08/2013

Option to purchase 25,000 shares with (i) exercise price of $4.70 per share,

(ii) vesting in two equal annual installments beginning on 07/26/2005 and (iii) expiration on 07/26/2012

Option to purchase 1,610 shares with (i) exercise price of $23.00 per share,

(ii) vesting as follows:

81 on 04/25/2002, 80 on 06/30/2002, 81 on 09/30/2002, 80 on 12/31/2002,

81 on 03/31/2003, 80 on 06/30/2003, 81 on 09/30/2003, 80 on 12/31/2003,

81 on 03/31/2004, 80 on 06/30/2004, 81 on 09/30/2004, 80 on 12/31/2004,

81 on 03/31/2005, 80 on 06/30/2005, 81 on 09/30/2005, 80 on 12/31/2005,

80 on 03/31/2006, 81 on 06/30/2006, 80 on 09/30/2006 and 81 on 12/31/2006

and (iii) expiration on 04/25/2012